# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stitch Fix, Inc., CIK 0001576942
CUSIP: 860897107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1 MONTGOMERY STREET, SUITE 1500, SAN FRANCISCO, California (CA), 94104
Date of event which requires filing of this statement: 10/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001807878

## Reporting persons
- Working Capital Advisors (UK) Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); shared voting power 4,848,534; shared dispositive power 4,848,534; aggregate amount beneficially owned 4,848,534 (4.1% of the class)
- Working Capital Management Pte. Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Singapore (U0); shared voting power 4,848,534; shared dispositive power 4,848,534; aggregate amount beneficially owned 4,848,534 (4.1% of the class)
- Hsiang-Tze Kenneth Chan: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); shared voting power 4,848,534; shared dispositive power 4,848,534; aggregate amount beneficially owned 4,848,534 (4.1% of the class)
- Working Capital Partners, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); shared voting power 4,848,534; shared dispositive power 4,848,534; aggregate amount beneficially owned 4,848,534 (4.1% of the class)

## Item 1. Issuer
Name of issuer: Stitch Fix, Inc.
Address of issuer's principal executive offices: 1 MONTGOMERY STREET, SUITE 1500, SAN FRANCISCO, CALIFORNIA, 94104

## Item 2. Person Filing
Name of person filing: This Amendment No. 6 to the Schedule 13G (this "Amendment") is being filed by Working Capital Partners, Ltd. ("Working Capital Fund"), Working Capital Advisors (UK) Ltd., (the "Investment Manager"), Working Capital Management Pte. Ltd., (the "Parent Company") and Kenneth Chan, who are collectively referred to as the "Reporting Persons". Kenneth Chan is the sole owner of the Parent Company. The Parent Company is the sole owner of the Investment Manager. The Investment Manager serves as the investment manager to the Working Capital Fund. The Reporting Persons have entered into a Joint Filing Agreement, dated as of Oct 14, 2026, a copy of which was filed with the Amendment No. 6 to the Schedule 13G filed by the Reporting Persons as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
Address of principal business office or, if none, residence:
12a Lowndes Street
Belgravia
London SW1X 9EX
Citizenship:
Working Capital Partners, Ltd. - Cayman Islands
Working Capital Advisors (UK) Ltd. - United Kingdom
Working Capital Management Pte. Ltd. - Singapore
Kenneth Chan - Singapore citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Working Capital Partners, Ltd. - 4,848,534 shares
Working Capital Advisors (UK) Ltd. - 4,848,534 shares
Working Capital Management Pte. Ltd. - 4,848,534 shares
Kenneth Chan - 4,848,534 shares
Percent of class:
Working Capital Partners, Ltd. - 4.1%
Working Capital Advisors (UK) Ltd. - 4.1%
Working Capital Management Pte. Ltd. - 4.1%
Kenneth Chan - 4.1%
Sole power to vote or to direct the vote:
Working Capital Partners, Ltd. - 0 shares
Working Capital Advisors (UK) Ltd. - 0 shares
Working Capital Management Pte. Ltd. - 0 shares
Kenneth Chan - 0 shares
Shared power to vote or to direct the vote:
Working Capital Partners, Ltd. - 4,848,534 shares
Working Capital Advisors (UK) Ltd. - 4,848,534 shares
Working Capital Management Pte. Ltd. - 4,848,534 shares
Kenneth Chan - 4,848,534 shares
Sole power to dispose or to direct the disposition:
Working Capital Partners, Ltd. - 0 shares
Working Capital Advisors (UK) Ltd. - 0 shares
Working Capital Management Pte. Ltd. - 0 shares
Kenneth Chan - 0 shares
Shared power to dispose or to direct the disposition:
Working Capital Partners, Ltd. - 4,848,534 shares
Working Capital Advisors (UK) Ltd. - 4,848,534 shares
Working Capital Management Pte. Ltd. - 4,848,534 shares
Kenneth Chan - 4,848,534 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Working Capital Advisors (UK) Ltd.: Wai Keng Kwok, Director (10/15/2026)
- Working Capital Management Pte. Ltd.: Wai Keng Kwok, Director (10/15/2026)
- Hsiang-Tze Kenneth Chan: Kenneth Chan, Self (10/15/2026)
- Working Capital Partners, Ltd.: Wai Keng Kwok, COO (10/15/2026)